UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALTAIR ENGINEERING INC.

(Name of Issuer)

CLASS A COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

021369103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021369103

(1)	Names of Reporting Persons James Ralph Scapa
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 18,079,551*
	(6)	Shared Voting Power: 0
	(7)	Sole Dispositive Power: 18,079,551*
	(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 18,079,551*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 29.5%*
(12)	Type of Reporting Person IN

*

Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering Inc. (the “Company”) filed with the Securities and Exchange Commission on November 5, 2020, there were 43,242,211 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of October 19, 2020. James Ralph Scapa (“Mr. Scapa”) is the Trustee of the James R. Scapa Declaration of Trust dated March 5, 1987 (the “Scapa Trust”), and the Manager of JRS Investments, LLC (the “JRS LLC” and, collectively with Mr. Scapa and the Scapa Trust, the “Reporting Persons”). As of December 31, 2020 (the “Event Date”), the Reporting Persons may be deemed to beneficially own an aggregate of 18,079,551 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes (i) 10,875,996 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company held by the Scapa Trust, (ii) 7,134,004 shares of Class B Common Stock of the Company held by the JRS LLC, (iii) 64,551 shares of Class A Common Stock and (iv) 5,000 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units within sixty (60) days of the Event Date held by the Reporting Person, and excludes (i) 36,000 shares of Class A Common Stock to be issued pursuant to vesting of restricted stock units and (ii) 85,000 shares of Class A Common Stock to be issued pursuant to options, each of which were not exercisable upon or within sixty (60) days of the Event Date. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Persons may be deemed to beneficially own 29.5% of the shares of Class A Common Stock issued and outstanding. The percentages were obtained by dividing (a) the number of shares of Class A Common Stock, options, restricted stock units and shares of Class B Common Stock beneficially owned by the Reporting Persons as set forth in Row 9 by (b) the sum of (i) 43,242,211 shares of Class A Common Stock outstanding as of October 19, 2020 and (ii) the 18,079,551 shares of Class A Common Stock and options, restricted stock units and shares of Class B Common Stock that are convertible into Class A Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 021369103

(1)	Names of Reporting Persons James R. Scapa Declaration of Trust dated March 5, 1987
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 10,875,996*
	(6)	Shared Voting Power: 0
	(7)	Sole Dispositive Power: 10,875,996*
	(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,875,996*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 20.1%*
(12)	Type of Reporting Person OO

*

Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering Inc. (the “Company”) filed with the Securities and Exchange Commission on November 5, 2020, there were 43,242,211 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of October 19,2020. James Ralph Scapa (“Mr. Scapa”) is the Trustee of the James R. Scapa Declaration of Trust dated March 5, 1987 (the “Scapa Trust”). As of December 31, 2020 (the “Event Date”), Mr. Scapa and the Scapa Trust may be deemed to beneficially own an aggregate of 10,875,996 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes 10,875,996 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Scapa and the Scapa Trust may be deemed to beneficially own 20.1% of the shares of Class A Common Stock issued and outstanding. The percentages were obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by Mr. Scapa and the Scapa Trust as set forth in Row 9 by (b) the sum of (i) 43,242,211 shares of Class A Common Stock outstanding as of October 19, 2020 and (ii) the 10,875,996 shares of Class B Common Stock beneficially owned by Mr. Scapa and the Scapa Trust that are convertible into Class A Common Stock.

CUSIP No. 021369103

(1)	Names of Reporting Persons JRS Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	(5)	Sole Voting Power: 7,134,004*
	(6)	Shared Voting Power: 0
	(7)	Sole Dispositive Power: 7,134,004*
	(8)	Shared Dispositive Power: 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 7,134,004*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
(11)	Percent of Class Represented by Amount in Row (9) 14.2%*
(12)	Type of Reporting Person OO

*

Based on the information set forth in the Quarterly Report on Form 10-Q of Altair Engineering Inc. (the “Company”) filed with the Securities and Exchange Commission on November 5, 2020, there were 43,242,211 shares of the Company’s Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) outstanding as of October 19, 2020. James Ralph Scapa (“Mr. Scapa”) is the Manager of JRS Investments, LLC (the “JRS LLC”). As of December 31, 2020 (the “Event Date”), Mr. Scapa and the JRS LLC may be deemed to beneficially own an aggregate of 7,134,004 shares of Class A Common Stock of the Company. The number of shares of Class A Common Stock reported above includes 7,134,004 shares of Class B common stock, $0.0001 par value per share (the “Class B Common Stock”), of the Company. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote per share and each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is immediately convertible, at the option of the Reporting Persons, into one share of Class A Common Stock and shall automatically convert into Class A Common Stock upon the occurrence of certain events. Please see the Company’s Registration Statement filed with the Securities and Exchange Commission on Form S-1 (File No. 333-220710) for a description of the conversion rights. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Scapa and the JRS LLC may be deemed to beneficially own 14.2% of the shares of Class A Common Stock issued and outstanding. The percentages were obtained by dividing (a) the number of shares of Class B Common Stock beneficially owned by Mr. Scapa and the JRS LLC as set forth in Row 9 by (b) the sum of (i) 43,242,211 shares of Class A Common Stock outstanding as of October 19, 2020 and (ii) the 7,134,004 shares of Class B Common Stock beneficially owned by Mr. Scapa and the JRS LLC that are convertible into Class A Common Stock.

Item 1(a).	Name Of Issuer:

Altair Engineering Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(a).	Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) James R. Scapa Declaration of Trust dated March 5, 1987 (the “Scapa Trust”), (ii) JRS Investments, LLC (the “JRS LLC”), and (iii) James Ralph Scapa, individually and as the Trustee of the Scapa Trust and the Manager of the JRS LLC (“Mr. Scapa” and, collectively with the Scapa Trust and the JRS LLC, the “Reporting Persons”).

The 10,875,996 shares of Class B Common Stock held in the aggregate by the Scapa Trust, which upon conversion would constitute approximately 20.1% of the shares of Class A Common Stock deemed be outstanding as of October 19, 2020, may be deemed to be beneficially owned indirectly by Mr. Scapa.

The 7,134,004 shares of Class B Common Stock held in the aggregate by the JRS LLC, which upon conversion would constitute approximately 14.2% of the shares of Class A Common Stock deemed be outstanding as of October 19, 2020, may be deemed to be beneficially owned indirectly by Mr. Scapa.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address for the Reporting Persons is:

c/o Altair Engineering Inc.

1820 E. Big Beaver Road

Troy, MI 48083

Item 2(c).	Citizenship:

Mr. Scapa is a citizen of the United States. The Scapa Trust is governed by the laws of Michigan. The JRS LLC is organized under the laws of Michigan.

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

021369103

Item 3.	If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by Mr. Scapa individually and as Trustee of the Scapa Trust and Manager of the JRS LLC is provided as of December 31, 2020:

(a) Amount Beneficially Owned:	18,079,551*

(b) Percent of Class:	29.5%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	18,079,551*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	18,079,551*

(iv) Shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by the Scapa Trust is provided as of December 31, 2020:

(a) Amount Beneficially Owned:	10,875,996*

(b) Percent of Class:	20.1%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	10,875,996*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	10,875,996*

(iv) Shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to the ownership of the Class A Common Stock of the Company by the JRS LLC is provided as of December 31, 2020:

(a) Amount Beneficially Owned:	7,134,004*

(b) Percent of Class:	14.2%*

(c) Number of Shares as to which the person has:

(i) Sole power to vote or to direct the vote:	7,134,004*

(ii) Shared power to vote or to direct the vote	0

(iii) Sole power to dispose or to direct the disposition of:	7,134,004*

(iv) Shared power to dispose or to direct the disposition of	0

*	This report on Schedule 13G, is being jointly filed by (i) the Scapa Trust, (ii) the JRS LLC, and (iii) Mr. Scapa, individually and as the Trustee of the Scapa Trust and the Manager of the JRS LLC.

The 10,875,996 shares of Class B Common Stock held in the aggregate by the Scapa Trust, which upon conversion would constitute approximately 21.5% of the shares of Class A Common Stock deemed be outstanding as of October 19, 2020, may be deemed to be beneficially owned indirectly by Mr. Scapa.

The 7,134,004 shares of Class B Common Stock held in the aggregate by the JRS LLC, which upon conversion would constitute approximately 15.2% of the shares of Class A Common Stock deemed be outstanding as of October 19, 2020, may be deemed to be beneficially owned indirectly by Mr. Scapa.

The foregoing beneficial ownership percentage is based upon (i) 43,242,211 shares of Class A Common Stock of the Company outstanding as of October 19, 2020, based on the information set forth in the Quarterly Report on Form 10-Q of the Company, filed with the Securities and Exchange Commission on November 5, 2020.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

JAMES RALPH SCAPA

/s/ Raoul Maitra
Name:	Raoul Maitra
Title:	Attorney-in-fact for
James Ralph Scapa **

JAMES R. SCAPA DECLARATION OF TRUST DATED MARCH 5, 1987

/s/ Raoul Maitra
Name: Raoul Maitra
Title: Attorney-in-fact for James R. Scapa Declaration of Trust dated March 5, 1987**

JRS INVESTMENTS, LLC

/s/ Raoul Maitra
Name: Raoul Maitra
Title: Attorney-in-fact for JRS Investments, LLC**

**

A power of attorney was previously filed with the Commission and is incorporated herein by reference to Exhibits 99.2, 99.3 and 99.4 to the Schedule 13G filed by James Ralph Scapa on February 14, 2018.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit Index

Exhibit No.	Exhibit

99.1	A Joint Filing Agreement was previously filed with the Commission and is incorporated herein by reference to Exhibit 99.1 to the Schedule 13G/A filed by James Ralph Scapa on February 14, 2019.